

May 13, 2013

Via E-mail
Rudford Hamon
Chief Operating Officer
ID Perfumes, Inc.
1250 East Hallandale Beach Blvd., Suite 402
Hallandale, FL 33009

> **Re:** **ID Perfumes, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed April 30, 2013**
> **File No. 000-52675**

Dear Mr. Hamon:

We have reviewed your response letter and the amendment to your registration statement, and have the following comments.

General

1. When filing an amendment to your registration statement, please use the "10-12G/A" EDGAR tag.

2. We note your disclosure that you have requested confidential treatment for certain portions of several of the agreements identified in the exhibit index. Please be aware that any comments regarding your request for confidential treatment will be sent under separate cover. However, we will not clear comments on this filing until all comments, if any, on the confidential treatment request are resolved. Additionally, in the second note to the exhibit index, please state, if true, that the redacted information has been filed separately with the Securities and Exchange Commission.

3. Please file your current Form 10-Q for the quarter ended March 31, 2013.

Business, page 3

General

4. We note the April 27, 2013 Daily Mail Online article titled "Selena Gomez sued by fragrance company for skipping out on promotional duties." The Daily Mail article discusses a lawsuit relating to the Selena Gomez fragrance filed against Selena Gomez by Adrenalina Inc. It further states that the fragrance was released by ID Perfumes, the parent company of Adrenalina Inc. In this regard, we also note that the exclusive

licensing agreements between you and each licensor filed as Exhibits 10.2 and 10.3 refer to Adrenalina, Inc. as the licensee. Moreover, Exhibits 10.5 and 10.9 refer to Adrenalina Inc. as a Florida corporation "dba ID Perfumes." Your disclosures, however, do not identify Adrenalina as your operating subsidiary. Please advise us as to the nature of your affiliation with Adrenalina, and revise your disclosures as appropriate to reflect your current organizational structure as well as to accurately describe the contractual arrangements you have in place with various licensors, manufacturers, distributors and suppliers. Please also explain the effect of the certificate of merger filed as Exhibit 2 to the registration statement as it is not readily ascertainable what corporate transaction it relates to. If necessary, please file Exhibit 21 as required by Item 601(b)(21) of Regulation S-K.

Current Operations, page 5

The Company's Business Strategy, page 5

5. Please relocate the disclosures added in response to comments three and four in our letter dated April 1, 2013 under the "Production and Supply for our fragrance lines" discussion on page 8.

6. In response to comment three of our letter dated April 10, 2013, you state that you will not be dependent upon a few customers. Please revise this statement to clarify whether this is the company's belief, or explain to us how you are able to make this definitive statement.

7. It appears that in response to comment nine in our letter dated April10, 2013 you removed disclosure related to an agreement with Givaudan; however, in your revised disclosure on page five you state that you have been dependent on Givaudan as a major supplier of your raw materials. Please revise your disclosure to describe the material terms of your agreement with this supplier, filed as Exhibit 10.6 to the registration statement.

8. We note your revised disclosure in response to comment four of our letter dated April 10, 2013 stating that you do not believe research and development expenses are material to your operations. In light of this disclosure, please explain the statement in the Daily Mail article alleging that Adrenalina spent over $2 million on research and development for the Selena Gomez product line.

Licensed Brands, page 5

Selena Gomez, page 5

9. Refer to the Distribution Agreement filed as Exhibit 10.10, where Gigantic Parfums LLC is described as a party to the June 2011 Exclusive License Agreement with July Moon

Productions, licensed to create, develop and manufacture fragrance products embodying the Selena Gomez trademark. With a view towards disclosure, please explain to us Gigantic Parfums' contractual rights with respect to the development of Selena Gomez products. We may have additional comments following the review of your response.

Selena Gomez Product Launch, page 6

10. You now state that, in connection with your fragrance sales, you utilize certain retailers including Dillards, Macy's, Bon Ton, Belk, Von Maur, Ulta, etc. Please clarify whether you currently use all of these retailers. In this regard, we are only able to locate the Selena Gomez fragrance on the Macy's and Ulta websites.

Status of the License Agreement, page 7

11. In light of the termination provisions of Section 20 of the license agreement with July Moon (Exhibit 10.2), please expand your disclosure to identify the actual provision(s) upon which July Moon alleges its breach of contract claim. In addition, please disclose whether you intend to also continue working on the launch of Selena Gomez's Vivamore fragrance.

Procurement and Distribution, page 8

12. In response to comment seven of our letter dated April 10, 2013, you now disclose that in September 2012 you entered into an agreement with Suite-K and that Suite-K is your contract manufacturer. You then state that you are working with Suite-K without an agreement to manufacture your products. Please further revise your disclosure to clarify that your written agreement with Suite-K filed as Exhibit 10.4 to the registration statement covers solely the warehousing and the distribution of your products.

13. It is unclear why you continue to disclose here your agreement with Gigantic Parfums, considering that you terminated the supplier contract with this related party on July 19, 2012. With a view towards disclosure, please provide us a detailed summary (in chronological order) of your relationship with Gigantic, your past and present contractual and other arrangements, as well as an explanation of how the business of Gigantic and ID Perfumes are complimentary of each other and the ability of your executive officers to perform their respective roles for each of these two companies simultaneously. To that end, please consider removing disclosure related to the supplier contract and removing the agreement from the exhibit index (Exhibit 10.7), unless you are a party to another agreement with Gigantic. We may have additional comments following review of your response.

14. We note your response to comment ten of our letter dated April 10, 2013. In light of the provisions of Section 3(a) of the distribution agreement (Exhibit 10.8), please revise your disclosure to state that Common Wealth Corporation is your exclusive distributor of

products to Elizabeth Arden and that Common Wealth has the right to purchase for re-sale or distribution products under the Selena Gomez and Adam Levine product lines. Additionally, please tell us what consideration you gave to including a risk factor discussing any potential liabilities arising under the distribution agreement with CWC if you receive an adverse judgment in your lawsuit relating to the Selena Gomez license agreement.

Intellectual Property, page 10

15. We note your response to comment 14 of our letter dated April 10, 2013. In an appropriate section of the registration statement, please clarify the status of Selena Gomez's second perfume line by discussing, among other things, whether this second perfume is still in the research and development phase, whether it is ready for production, or whether it is currently being marketed and sold.

Risk Factors, page 12

General Risks Related to Our Business Operations, page 12

We have received a termination notice in connection with our licensing agreement . . . , page 13

16. In this added risk factor, please also disclose that the potential severe impact on your business would include a decrease in revenues and net income, and to the extent possible, quantify this impact. Please expand your disclosure to clarify your statement that "Licensor may also seek monetary damages" by indicating the basis upon which Licensor may be making this claim and the anticipated amount of these damages.

We are subject to litigation, page 13

17. You state that if a judgment is entered against you in the Victory International litigation, such judgment would have a material adverse effect on your ongoing operations. Please briefly describe such material adverse effects.

We have granted security interests in our assets, page 14

18. We note that this risk factor appears to have been added in response to comment 13 of our letter dated April 10, 2013.

- In light of your "Other" disclosure on page 25 where you state that as of December 31, 2012 the vendor owned $1.7 million in finished products and that you do not believe you owe or you are committed to purchase these products under the applicable contract terms, with a view towards disclosure, please explain to us how Victory International may perfect the security interest you have granted to it in your products, and identify the category of products subject to such security interest (refer to your page 10 disclosure). Further revise this risk factor to disclose how your business may be impacted if Victory International forecloses on its security interest.

- Please describe the risks associated with Parfums Investment, LLC's security interest in the Selena Gomez licensing agreement given the litigation concerning such agreement.

Risks related to our fragrances, page 15

Our officers and directors may have conflicts of interest, page 17

19. We note your statement that Gigantic has no operations other than the distribution of various fragrance brands. However, the distribution agreement filed as Exhibit 10.10 states that Gigantic is engaged in the business of conceiving, developing, and branding fragrances and related products. Please advise, or otherwise revise your disclosure to accurately describe the conflicts of interest arising from your affiliation with Gigantic Parfums.

Management's Discussion and Analysis . . . , page 22

Quantitative Analysis, page 24

20. We note that you deleted the amount of the management fee discussed in "Other" on page 25. Please revise your disclosure to include the amount of the management fee.

Liquidity and Capital Resources, page 26

21. Given that you appear to be in default of all outstanding loans and related party notes, please include a related risk factor which should also quantify the aggregate amount of loans you are currently defaulting on.

Certain Relationships and Related Transactions, and Director Independence, page 32

22. In the second sentence, you state that Mr. Lekach loaned money to the company. Please disclose the amount of the loan(s), the applicable interest rate(s), if any, and any other material terms of the loans.

23. In the second paragraph, please disclose the amount, if any, paid to Gigantic pursuant to the terms of the service agreement. In this regard, it appears you only disclose the amounts associated with the sales of raw materials to Gigantic.

24. Please file the instrument evidencing Compania's loan to the company as an exhibit to the registration statement.

Legal Proceedings, page 33

25. We note you now disclose two legal proceedings in which the company is involved. With regard to each of these proceedings, please describe the factual basis alleged to underlie the proceedings. For example, for the Victory International proceeding, please describe the alleged breach of contract, and for the Selena Gomez proceeding, please describe the alleged default that led to the termination of the Selena Gomez licensing agreement, which appears to have given rise to your lawsuit. Refer to Item 103 of Regulation S-K.

Market Price of and Dividends on the Registrant's Common Equity . . . , page 33

26. We note your response to comment 38 of our letter dated April 10, 2013. With regard to the equity compensation plan information table on page 35, please clarify whether the 2008 Stock Incentive Plan was approved by security holders. Refer to Item 201(d) and the instructions thereto.

Recent Sale of Unregistered Securities, page 35

27. We note your response to comment 39 of our letter dated April 10, 2013. Further revise note three on page 35 to include the details from your response letter, including disclosure that the holder of the convertible debenture, at maturity, may request (i) cash for outstanding principal and interest, (ii) $1 million of fragrance inventory at wholesale prices, or (iii) conversion of all or a portion of the balance into common stock at the exchange ratio, as well as to disclose the maturity date of the debenture.

Note 12. Discontinued Operations, page F-16

28. Please revise your filing to change your ASC reference to 230-10-45-24.

Exhibits

29. Refer to comment 44 of our letter dated April 10, 2013. Please file the guarantee agreements with your Chief Executive Officer as exhibits to the registration statement. If such agreements are not written, please file written descriptions of the oral agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K and Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website. This comment also applies to the guarantee agreements with Adam Levine and Common Wealth Corporation as well as the outstanding related party loans.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Jeffrey Klein (*via e-mail*)